Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee of the
EnPro Industries, Inc. Retirement Savings Plan
Charlotte, North Carolina

We consent to the incorporation by reference in the Registration Statements (No. 333-178668 and No. 333-89576) on Form S-8 of Enpro Inc. of our report dated June 26, 2025, with respect to the statements of net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years ended 2024, 2023, 2022, and the related ERISA-required supplemental schedule as of December 31, 2024, which report appears in the December 31, 2024 annual report on Form 11-K of the EnPro Industries, Inc. Retirement Savings Plan.

GreerWalker LLP
June 26, 2025
Greenville, SC